

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 24, 2009

Mr. Mike Wood
President and Chief Executive Officer
Raven Gold Corp.
7250 N.W. Expressway, Suite 260
Oklahoma City, Oklahoma 73132

       Re: Raven Gold Corp.
       Item 4.01 Form 8-K Filed September 18, 2009
       File No. 333-126680
       Response Letter dated September 18, 2009

Dear Mr. Wood:

       We have completed our review of your filing and response letter and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief